Global SPAC Partners Co.

2093 Philadelphia Pike #1968

Claymont, Delaware 19703

VIA EDGAR

March 23, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Global SPAC Partners Co.

Amendment No. 4 to Form S-1

Filed March 18, 2021

File No. 333-249465

Dear Ms. Gorman:

Global SPAC Partners Co. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 22, 2021, regarding the Amendment No. 4 to our Registration Statement (the “Registration Statement”) previously filed on March 18, 2021. We have filed today Amendment No. 5 to the Registration Statement (“Amendment No. 5”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 5, which is being filed with the Commission contemporaneously with the filing of this letter.

Amendment No. 4 to Form S-1 filed March 18, 2021

General

1. We note that you now plan to complete your business combination within 12 months. Because the warrants may be exercisable within one year, please register the shares underlying the warrants. Refer to Securities Act Sections Compliance and Disclosure Interpretation 103.04 for guidance. Please also revise your disclosure in the prospectus to reflect that the shares underlying the warrants are currently being registered.

In response to the Staff’s comment, we have revised the Registration Statement to indicate that the warrants will become exercisable 30 days after the completion of our initial business combination, and that the shares underlying the warrants are being registered. We have also filed revised Exhibits 4.1, 4.4, 4.5, 10.6, and 10.7 to the Registration Statement to reflect this change.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Global SPAC Partners Co.

	By:	/s/ Bryant B. Edwards
	Name:	Bryant B. Edwards
	Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP